Exhibit 99.171

Fire & Flower Holdings Corp.

Management Discussion and Analysis

For the Thirteen and Twenty-six Weeks ended July 31, 2021

Dated September 13, 2021

INTRODUCTION

The following management’s discussion and analysis (“MD&A”) of financial condition and results of operations of Fire & Flower Holdings Corp. and its wholly-owned subsidiaries (“Fire & Flower” or “FFHC” or the “Company”) constitutes management’s review of the factors that affected the Company’s financial and operating performance for the thirteen and twenty-six weeks ended July 31, 2021 and August 1, 2020 (“Q2 2021” and “Q2 2020”, respectively).

The information in this MD&A is current as of September 13, 2021 and should be read in conjunction with the unaudited condensed interim consolidated financial statements and notes thereto for the thirteen and twenty-six weeks ended July 31, 2021 and August 1, 2020 (the “Interim Financial Statements”) and the audited consolidated financial statements and notes thereto for the fifty-two weeks ended January 30, 2021 (the “2020 Annual Financial Statements”, and together with the Interim Financial Statements, collectively referred to as the “Financial Statements”). The Financial Statements referenced above have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and interpretations of the IFRS Interpretations Committee for all periods presented.

The Interim Financial Statements and this MD&A have been reviewed by the Company’s Audit Committee and approved by the Company’s board of directors (the “Board of Directors”) as of September 13, 2021.

Unless otherwise indicated, all financial information in this MD&A is reported in Canadian dollars. All references to the Company contained herein include references to its subsidiaries, as applicable, in the context.

The Financial Statements and the Company’s most recent annual information form (“2020 AIF”) are filed on www.sedar.com. Additional information about the Company can also be found on www.sedar.com.

ACCOUNTING PERIODS

The fiscal year of the Company consists of a fifty-two or fifty-three week period ending on the Saturday closest to January 31, which is January 29, 2022 (“FY 2021”) and January 30, 2021 (“FY 2020”), for the current and prior year period presented in this MD&A, respectively.

Each quarterly interim period for the current and prior fiscal year consists of thirteen weeks.

FORWARD LOOKING STATEMENTS

Certain statements contained in this MD&A, and the documents incorporated by reference in this MD&A, may constitute forward-looking statements. These statements relate to future events or the Company’s future performance. All statements, other than statements of historical fact, may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “propose”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements.

These forward-looking statements include, among other things, statements relating to:

●	the performance of the Company’s business and operations;
●	the expected timing and cost of the Company’s business objectives and milestones;

●	the intention to grow the business, operations and potential activities of the Company;
●	the expected timing and completion of certain acquisitions and other transactions;
●	the competitive conditions of the cannabis industry;
●	the intended expansion of the Company’s operations, its costs and receipt of all requisite regulatory approvals to complete such expansion and increase sale capacity;
●	the applicable laws, regulations and any amendments thereof;
●	the competitive and business strategies of the Company;
●	the grant, timing and impact of any licence or supplemental licence to conduct activities or any amendments thereof;
●	the intention of the Company to complete any offering of securities;
●	the intention of the Company to make certain elections;
●	the impact of the novel strain of the coronavirus (“COVID-19”) on the business and operations of the Company.

Forward-looking statements are provided for the purposes of assisting the reader in understanding the Company’s financial performance, financial position and cash flows as of and for periods ended on certain dates and to present information about management’s current expectations and plans relating to the future, and the reader is cautioned that the forward-looking statements may not be appropriate for any other purpose. Such assumptions include, but are not limited to, assumptions regarding: (a) the demand for the Company’s products and services and fluctuations in future revenues; (b) sufficiency of current working capital to support future operating and working capital requirements; (c) equity and debt markets continuing to provide access to capital on acceptable terms; (d) general economic trends and conditions; (e) the expected actions of third parties; (f) the Company’s future growth prospects and business opportunities; (g) the expected growth in the amount of cannabis sold by the Company and the expected size of and pricing of products in the recreational market; (h) expectations with respect to the renewal and/or extension of the Company’s licences and permits; (i) capital cost of the Company’s expected expansion; (j) the competitive conditions of the cannabis industry; (k) the applicable laws, regulations and any amendments thereof; (l) the grant and impact of any licence or supplemental licence to conduct activities with cannabis or any amendments thereof; (m) the Company’s ability to comply with applicable governmental regulations and standards; (n) the Company’s success in implementing its strategies and achieving its business objectives; (o) the number of stores to be operated by the Company; and (p) general business and economic conditions, including negative impacts from the continued spread of COVID-19 on the global economy or on the Company’s business, financial position or results of operations.

The Company believes that the expectations reflected in those forward- looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon by investors as actual results may vary. Forward-looking statements are made as of the date they are made and are based on the beliefs, estimates, expectations and opinions of management on that date. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results or otherwise or to explain any material difference between subsequent actual events and such forward-looking statements, except as required by law. These statements speak only as of the date of this MD&A and are expressly qualified, in their entirety, by this cautionary statement. The Company’s actual results could differ materially from those anticipated in these forward- looking statements as a result of various risk factors.

The forward-looking statements contained herein and in other reports filed by the Company and made by the Company’s directors, officers and other persons authorized to speak on the Company’s behalf are expressly qualified in their entirety by these cautionary statements.

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COMPANY OVERVIEW AND STRATEGY

Overview of the Company

The Company’s principal business focuses on building an independent retail chain that offers cannabis products and accessories to the adult-use recreational market in provinces that permit the private retail sale of cannabis. The Company is led by experienced cannabis entrepreneurs and retail professionals, and operates as a trusted, independent link between Canada’s top Licensed Producers (as defined in the Cannabis Act) and the adult-use recreational cannabis market. The Company operates licensed cannabis retail stores in various provinces and territories in Canada.

The Company’s common shares (the “Common Shares”) trade on the Toronto Stock Exchange (the “TSX”) under the ticker symbol “FAF”.

On August 7, 2019, 2707031 Ontario Inc., an indirect wholly-owned subsidiary of Alimentation Couche-Tard Inc. (collectively, “ACT”), made a strategic investment in the Company (the “Strategic Investment”) and received convertible debentures (the “ACT Debentures”) and warrants (the “ACT Warrants”). Pursuant to the terms of the Strategic Investment, ACT acquired the right, but not the obligation, to acquire that number of Common Shares that may result in ACT holding 50.1% of the issued and outstanding Common Shares if the principal amount of ACT Debentures, ACT Warrants and Top-up Rights (as defined in the Amended and Restated Investor Rights Agreement between the Company and 2707031 Ontario Inc.) are converted and exercised, respectively, in full. As of the date of this MD&A, ACT held 22.4% of the issued and outstanding Common Shares.

On February 16, 2021, the Company announced filing an initial application to list its common shares on the Nasdaq Stock Market (the “Nasdaq”). The Nasdaq listing remains subject to the review and approval of the Company’s listing application and the satisfaction of all applicable listing and regulatory requirements.

The Company’s material wholly-owned subsidiaries are Fire & Flower Inc. (“FFI”), Hifyre Inc. (“Hifyre”), 10926671 Canada Ltd. (operating as Open Fields Distribution), 11180703 Canada Ltd. (operating as Hi-Line Ventures), and Friendly Stranger Holdings Corp. (“Friendly Stranger” or “FSHC”).

The Company’s head office, registered office and records office is located at 130 King Street West, Suite 2500, Toronto, Ontario, M5X 1C8.

Description of the Business

The Company’s mission is to become a premier independent cannabis retailer and a global brand where international regulations permit. In addition to its Fire & Flower™, Friendly Stranger™, Happy Dayz™, and Hotbox™ retail platforms and its wholesale distribution and fulfilment capabilities (operating as “Open Fields Distribution”), the Company’s proprietary Hifyre™ Digital Retail and Analytics Platform provides a significant competitive advantage, additional revenue opportunities, as well as a growth platform to enter international markets.

Retail

The retail sale of adult-use cannabis is only permitted by approved store operators at licensed premises in accordance with applicable federal, provincial and municipal laws. As of the date of this MD&A, the Company, through its wholly-owned subsidiaries FFI and Friendly Stranger, owns and operates eighty-eight (88) licensed cannabis retail stores and three (3) accessory stores, and licenses its brand to an additional two (2) licensed cannabis retail stores in Canada, which are also operated by the Company pursuant to certain consulting services agreements, and one (1) licensed cannabis retail store in the United States.

At each of its operational stores, the Company (through its displays and in-store cannabis experts known as “cannistas”) educates customers on products. The Company has developed its own proprietary training program and resources. For example, cannistas are trained to engage with retail customers to provide information regarding: (a) brand characteristics of various cannabis strains and products; (b) the reported cannabinoid, including tetrahydrocannabinol (“THC”) and cannabidiol (“CBD”), composition of each cannabis product; (c) the reported terpene composition of each cannabis product; (d) production methods and processes utilized in a particular product; (e) the various product forms (e.g. dried flower, oils, capsules, sprays, edibles, etc.); (f) other product attributes and characteristics; (g) methods of consumption (e.g. combustion, vaporization, oral, topical, etc.); and (h) harm reduction. The in-store experience has been designed to encourage customers to better understand the products available for purchase and how they may align with their desired objectives.

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The Company’s retail experience model is designed to recommend the appropriate products for its customers. The retail platform uses the Hifyre™ Digital Retail and Analytics Platform to determine the most frequently purchased and positively reviewed products for each consumer segment. The retail experience is designed to cater to both long-time cannabis users who may be transitioning from the unregulated market as well as customers who are new to consuming cannabis. Training and recommendations are made in accordance with all applicable regulations. To ensure minors do not access and are not exposed to cannabis products, the Company follows the required identification process in each of the provinces in which stores operate to ensure that young persons are not able to enter the store or purchase products, and age verification safeguards on its website. The Company’s operating procedures have been created and its staff are trained to abide by the requirements of the Cannabis Act and the applicable provincial regulations including in respect to promotion, selling to minors, storage of cannabis products and limits on purchases of cannabis.

The Company’s purchase of cannabis product inventory is determined by the applicable provincial regime. All cannabis products are purchased either directly or indirectly from Licensed Producers in accordance with the Cannabis Act and the applicable provincial regime. In the provinces of Alberta, British Columbia, Ontario, Manitoba and the Yukon Territory, all purchases of cannabis products are made through a provincial wholesaler (that acquires its cannabis products from Licensed Producers). In the province of Saskatchewan, no such intermediary exists, and the Company engages directly with Licensed Producers. Pricing for cannabis products purchased by the Company for sale in its cannabis retail stores in Alberta, Manitoba, Ontario, British Columbia and the Yukon Territory is set by the provincial/territory regulator.

In FY 2020, the Company acquired all of the shares of Friendly Stranger, which holds the Retail Operator Licence (“ROL”) and Retail Store Authorizations (“RSA”) (as such terms are defined in the Cannabis Licence Act (Ontario)) to operate cannabis retail stores in Ontario under the Friendly Stranger™, Happy Dayz™ and Hotbox™ brands. The Company has transitioned operational procedures and technology systems onto FFI’s best practices including the Hifyre™ Digital Retail and Analytics Platform.

The following table sets out the Company’s current retail operations, including acquisitions, across Canada as at the date of this MD&A:

As of the date of this MD&A:
Province/ Territory	Stores Directly Owned		Stores Operated (3)
Alberta	40		40
Saskatchewan	12		12
Manitoba	4		4
Yukon Territory	1		1
Ontario	32	(1)	34	(2)
British Columbia	2		2
Total	91		93

(1) Reflects 29 licensed cannabis retail stores and 3 accessories only stores in Ontario that have been operating as at the date of this MD&A and is exclusive of sites that are in the process of being licensed and sites under construction.

(2) Includes two stores located in Sarnia and Orangeville, Ontario, which are not currently owned by the Company, but are operated pursuant to the terms of certain consulting services agreements entered into between the Company and the owners of such stores, as described in more detail under “Acquisitions – Assets of Sarnia and Orangeville, Ontario locations”.

(3) The number of stores operating during the COVID-19 pandemic may vary as the Company continues to respond to the applicable legal requirements and guidelines from public health officials.

The Company also has one branded store operated under license by Fire & Flower US Holdings Inc. licensed under California state laws as described under “Description of Business - Hifyre™ Digital Retail and Analytics Platform”.

During the prior fiscal year, the Company focused its expansion in the Ontario market by way of the acquisition of various cannabis retail stores, including the acquisition of Friendly Stranger described above. The operation of such acquired stores have been assumed by FFI or Friendly Stranger, as applicable, via legal entity consolidation. Details of all such acquisitions are described in the 2020 AIF.

During the fiscal quarter ended July 31, 2021, the Company opened six (6) additional locations including its first two (2) locations in British Columbia and expects to continue to expand operations in that province. The Company anticipates being able to grow both organically as well as through acquisition in the future. Subsequent to the end of the fiscal quarter ended July 31, 2021, the Company opened three additional locations.

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During fiscal year 2020 and thus far during fiscal year 2021, COVID-19 resulted in governments reinstating stricter emergency measures to combat the spread of the virus. These measures include the implementation of travel bans, self-imposed quarantine periods, social distancing and temporary closures of non-essential businesses. The impact of COVID-19 on the Company’s operations and the measures taken to address the associated challenges are described under Q2 2021 and Recent Highlights – COVID-19”.

Wholesale Distribution

The Company, through Open Fields Distribution (“Open Fields”), also operates a cannabis wholesale business in Saskatchewan under a cannabis wholesale permit issued by the Saskatchewan Liquor and Gaming Authority (“SLGA”). Open Fields purchases cannabis products directly from Licensed Producers that are authorized to sell into Saskatchewan and distributes such products to the Company’s licensed corporate-owned and branded retail stores as well as third-party independent licensed retailers in Saskatchewan. Open Fields also purchases cannabis accessories and related ancillary products from Canadian-based and global suppliers and distributes them to FFI’s retail stores and third-party independent retailers in Canada. Sales to third-party retailers provides the Company with additional revenue and margin opportunities and includes fulfilment of e-commerce sales across Canada of cannabis accessories and related ancillary products. Pricing for cannabis products purchased by Open Fields for re-sale through the Company’s retail stores and independent retailers in Saskatchewan is determined through negotiation with provincially authorized Licensed Producers. Pricing for cannabis accessories and ancillary products purchased by Open Fields for re-sale through the Company’s retail stores and independent retailers is determined through negotiation with manufacturers, distributors and wholesalers.

Hifyre™ Digital Retail and Analytics Platform

Hifyre™ has developed and deployed a proprietary, omni-channel, data-driven system to support the Company’s advanced retail operations. The first generation of the platform was successfully launched for legalization on October 17, 2018, and Hifyre™ continues to execute development activities on the platform with new features released on a regular basis. By capturing user behaviour data and applying predictive analytics, Hifyre™ is able to facilitate the retail business’ delivery of a highly personalized customer experience. These both allow customers to find the products they want and helps the Company efficiently manage its inventory and product assortment to offer products its customer may enjoy.

The Company expects the Hifyre™ Digital Retail and Analytics Platform to provide it with a significant competitive advantage at retail, create opportunities for additional high-margin revenue streams and a platform for growth into international markets. Hifyre™ also licenses certain of the data analytics components of the Hifyre™ Digital Retail and Analytics Platform to allow its customers to better understand consumer preferences and behaviour and market dynamics. In September of 2019, Hifyre™ launched the Spark Perks™ program across the Fire & Flower retail network, providing member benefits such as Spark Fastlane™ checkout, exclusive deals and access to member-only events. The Spark Perks™ program collects data on consumer purchase behaviours to help the Company better understand the preferences of their customers.

In January of 2020, Hifyre™ entered into a Strategic License Agreement with COVA Software Solutions (“Cova”) which will allow Cova to provide the Hifyre™ Digital Retail and Analytics Platform to its customers including the Spark Perks™ program and the Spark Fastlane™ ‘click-and-collect’ service.

On August 4, 2021, Hifyre™ announced the acquisition of certain assets from the subsidiaries of Wikileaf Technologies Inc. (“Wikileaf”), an online platform for cannabis enthusiasts. On August 26, 2021, Hifyre™ announced the proposed acquisition of all of the issued and outstanding shares of PGED Corp. (“PotGuide”), one of the world’s largest cannabis websites and content platforms. The Wikileaf and PotGuide transactions are expected to make the Hifyre digital network one of the world’s most visited networks of cannabis websites and content platforms, and the Company intends to leverage this user traffic and Hifyre’s proprietary white-label dispensary e-commerce software to convert traffic into cannabis and accessory purchases across the Fire & Flower retail network across Canada and in California through its licencing agreement with Fire & Flower US Holdings Inc. (as described below).

The Hifyre™ Digital Retail and Analytics Platform has supported the Company to closely monitor its retail operations in real-time and rapidly adapt to regulatory and operational changes in response to COVID-19, including expanding its existing Spark Fastlane™ “click- and-collect” service to facilitate exclusively servicing stores through the Spark Fastlane™ for pickup in-store and, where permitted, curbside pickup and Spark Rapid Delivery services to residential addresses.

In addition, the Hifyre™ Digital Retail and Analytics Platform includes the industry-leading data platform, Hifyre™ IQ which is subscribed to by a significant number of Canadian licensed producers, equity research analysts and a variety of customers in business, finance, banking and consulting. Hifyre™ has also launched a digital advertising offering, Hifyre™ Reach, which uses the Company’s advanced consumer segmentation engine to deliver targeted advertising services, compliant with the highly regulated cannabis marketing restrictions.

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Q2 2021 AND RECENT HIGHLIGHTS

Financial and Operational Summary

(in thousands of dollars, except per share information and as otherwise noted)		Q2 2021	Q1 2021	Q2 2020		Twenty-six Weeks ended
		July 31,	May 1,	August 1,		July 31,		August 1,
		2021	2021	2020		2021		2020
Financial Highlights
Revenue		$43,306	44,084	28,593		87,390		51,715
Gross profit		$16,173	16,518	9,950		32,691		17,485
Loss from operations		$(3,407)	(3,490)	(2,560)		(6,897)		(12,248)
Adjusted EBITDA (1)		$3,146	2,307	1,140		5,453		(270)
Net and comprehensive income (loss)		$19,450	(61,598)	(29,081)		(42,148)		(41,819)
Net income (loss) per share, basic		$0.06	($0.21)	(0.18)		(0.13)		(0.26)
Net income (loss) per share, diluted		$0.02	($0.21)	(0.18)		(0.13)		(0.26)
Operating Highlights
Gross margin percentage	%	37.3%	37.5%	34.8%		37.4%		33.8%
Operated(2) cannabis stores - beginning of period	#	80	73	44		51		44
Operated(2) cannabis stores - end of period	#	87	80	51		87		51
Growth (decrease) in same-store sales (3)%		-14%	18%	3	%(4)	1	%(4)	-33	%(4)
Same-store count for period(3)	#	48	45	19 (4)		48		9
Balance Sheet Data
Cash & cash equivalents		$29,275	32,744	20,040		29,275		20,040
Total assets		$225,854	221,514	145,463		225,854		145,463
Non-current liabilities		$75,321	100,064	36,503		75,321		36,503
Debentures, loans, and conversion option derivatives		$5,196	5,491	66,200		5,196		66,200
Debenture and loans principal amount outstanding		$4,657	4,711	56,451		4,657		56,451

(1) Refer to the “Non-IFRS Financial Measures” section for further details and reconciliation to the Company’s IFRS measures.

(2) Includes directly owned licenced stores and certain store locations operated by the Company pursuant to the terms of certain consulting service agreements, which are consolidated. Refer to “Company Overview and Strategy – Description of Business.”

(3) Prior to Q1 2021, the Company disclosed same-store sales based on stores that were operating at the beginning of the current period and have been operating during the full comparison quarterly or fiscal year-to-date period. The Company now calculates same-store sales for stores operating in the current fiscal period relative to the revenue generated by those stores in the comparative weeks of the prior period. The updated measure captures a more fulsome view of the store network’s period-over- period trends by including stores operating for a portion of the comparison period. Refer to “Results from Operations – Revenue” for commentary.

(4) The Company believes the same-store sales during Q2 2020 and in the fiscal quarter ended August 3, 2019 (“Q2 2019”) are not comparable primarily due to limited competition driven by a limited number of available cannabis retailer licences in Alberta during Q2 2019. Alberta had approximately twenty-two (22) Company operating stores in Q2 2019, compared to over four hundred and fifty (450) stores in Alberta in Q2 2020.

Performance Highlights

●	Revenue of $43.3 million and $87.4 million during the thirteen and twenty-six weeks ended July 31, 2021, respectively, (August 1, 2020: $28.6 million and $51.7 million, respectively). This is an increase of $14.7 million (51%) and $35.7 million (69%) respectively.
●	Positive Adjusted EBITDA of $3.1 million and positive Adjusted EBITDA of $5.5 million during the thirteen and twenty-six weeks ended July 31, 2021 (August 1, 2020: positive Adjusted EBITDA of $1.1 million and negative Adjusted EBITDA of $0.3 million). This is an increase of $2.0 million and $5.7 million respectively.
●	Net income of $19.5 million and net loss of $42.1 million during the thirteen and twenty-six weeks ended July 31, 2021 (August 1, 2020: net loss of $29.1 million and $41.8 million).
●	Same-store sales decrease of 14% for the forty-eight (48) stores in operation during comparable period in Q2 2021 (August 1, 2020: 3% increase for the nineteen (19) stores in operation in Q2 2020).

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●	Revenue decrease of 2% quarter-over-quarter, from $44.1 million in Q1 2021 to $43.3 million in Q2 2021. Quarter-over-quarter revenue was maintained while continuing to operate under extended COVID-19 restrictions in the provinces of Ontario and Alberta as well as increased competition in both provinces.
●	As at July 31, 2021, operated eighty-seven (87) cannabis stores under four distinct retail banners. As of the date of this MD&A, operating ninety (90) cannabis stores.
●	As of the date of this MD&A, $2.4 million in convertible debenture principal remains outstanding.
●	As of the date of this MD&A, as part of the Company’s expanded digital strategy, announced the acquisition of Wikileaf and PotGuide.

The U.S. Market

On February 22, 2021, the Company announced that it has entered into agreements with a Canadian private company, operating as “American Acres Managers” (“American Acres”) including an agreement to license the Company’s brand, store operating system and digital retail and analytics platform for cannabis dispensaries in the U.S., specifically the states of California, Arizona and Nevada. Under the agreement, the Company will have the option to acquire American Acres at a discount to fair market value. The acquisition is expected to occur upon the federal legalization of adult-use cannabis in the U.S. or when otherwise permitted by the policies of the TSX or any other stock exchange on which the Company’s securities are listed for trading. On August 10, 2021, the Company announced that American Acres had changed its name to Fire & Flower U.S. Holdings Inc. and opened its first Fire & Flower branded store in Palm Springs, California.

On March 10, 2021, Hifyre entered into a strategic license agreement with BDS Analytics Inc. (“BDSA”) pursuant to which Hifyre’s Canadian digital retail and analytics will be incorporated in BDSA’s existing online US-based market research platform and BDSA’s U.S. consumer data will be incorporated into Hifyre’s existing digital retail and analytics platform.

Acquisitions

Assets of Sarnia and Orangeville, Ontario locations

On April 13 and June 11, 2021 respectively, the Company entered into two asset purchase agreements (the “APAs”) to acquire the assets related to the operations of cannabis retail stores located in Sarnia and Orangeville, Ontario for aggregate purchase consideration of $1.6 million, subject to certain closing adjustments. Concurrently with the execution of the APAs, the Company entered into consulting services agreements with both sellers, pursuant to which it will receive fees based on operating performance of the store in exchange for providing (a) advisory and consulting services and (b) a non-exclusive licence to use certain of the Company’s intellectual property, including the “Fire & Flower” brand during the interim period prior to completion of the asset acquisitions. Both stores are not currently owned by the Company but are operated pursuant to the terms of certain consulting service agreements entered into between the Company and the owners of such stores which has resulted in the consolidation for accounting purposes of both stores during the quarter. The acquisitions contemplated by the APAs are expected to close in the Company’s fiscal third quarter, subject to the relevant regulatory requirements being met and approvals being obtained from the Alcohol and Gaming Commission of Ontario (“AGCO”).

As at July 31, 2021, the Company has paid $0.6 million in deposits pursuant to the terms of the APAs, which will be applied against the final purchase price upon the completion of the acquisitions and had issued 88,386 common shares of the Company. For purposes of accounting consolidation, the assets expected to be acquired have been recorded at their respective estimated fair value at the acquisition dates. The identifiable tangible assets acquired included inventory and leasehold improvements of $0.6 million. The intangible assets acquired included licences for $1.0 million of which a payable of approximately $0.9 million remains outstanding, pending closing adjustments.

Asset Purchase Agreement of Wikileaf

Subsequent to July 31, 2021, on August 4, 2021, the Company entered into a definitive asset purchase agreement with Wikileaf and certain of its subsidiaries. Pursuant to the agreement Hifyre will acquire certain digital assets and intellectual property rights relating to the Wikileaf.com digital platform. Total consideration for the purchase is $7.5 million, payable by way of 8,017,103 Common Shares of the Company, based upon the Company’s 10-day volume weighed average price on the TSX. The transaction is anticipated to close during the Company’s fiscal third quarter and is subject to the satisfaction or waiver of all conditions in the asset purchase agreement and applicable regulatory and Wikileaf shareholder approvals.

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Share Purchase Agreement of PotGuide

Subsequent to July 31, 2021, on August 26, 2021, the Company entered into a definitive share purchase agreement for all the issued and outstanding shares of PGED Corp., the Denver, Colorado based operator of PotGuide.com. Total consideration for the purchase is approximately US$8.5 million, payable in US$4.0 million cash and 5,798,050 Common Shares of the Company based on the Company’s 10-day volume weighted average price on the TSX. The acquisition is expected to close during the Company’s fiscal third quarter and is subject to the satisfaction or waiver of all conditions in the share purchase agreement, including the receipt of applicable regulatory and TSX approvals.

Financings

At-the-Market Offering

On December 3, 2020, the Company announced it has established an ATM Program, under which the Company was authorized to issue and sell up to $15 million of Common Shares from treasury to the public. The Company completed the ATM Program on February 11, 2021, for total net proceeds of $14.7 million and issued 16,568,400 Common Shares, with $7.6 million net proceeds received in Q1 2021. The net proceeds from the program will be used for general corporate purposes, working capital needs and capital expenditures.

Exercising of Series A-3 Warrants

On June 23, 2021, ACT exercised 10,505,779 Series A-3 Warrants for approximate gross proceeds of $9.8 million.

Nasdaq Listing

On February 16, 2021, the Company filed the initial application to list its Common Shares on the Nasdaq. The listing remains subject to the review and approval of the Company’s application and the satisfaction of all applicable listing and regulatory requirements.

In connection with the Nasdaq listing application, on June 9, 2021, the Company’s shareholders passed a special resolution approving one or more future consolidations of the Company’s issued and outstanding Common Shares on the basis of a consolidation ratio to be selected by the Board of Directors of the Company of up to 10 pre-consolidation Common Shares for one (1) post-consolidation Common Share. The ratio and timing of any future share consolidations will require approval by the Board of Directors and will be subject to TSX approval. The future share consolidation(s) would need to occur no later than June 9, 2022.

COVID-19

In November 2020 and April 2021, the Government of Ontario announced lockdowns through Ontario, in efforts to combat COVID-19. The government made Ontario Regulation 654/20 allowing cannabis retail stores in the province to continue to operate via curbside pick-up and delivery. As of the date of this MD&A, no other provincial or territorial government has ordered the closure of any of the Company’s operations in response to COVID-19, though several provincial and municipal governments have imposed restrictions on occupancy limits and/or sales in physical retail stores in certain regions. In early June 2021, the Ontario government eased lockdown measures restricting in-person shopping, allowing for foot traffic into all of the Company’s retail stores.

Since the outset of the pandemic in March 2020, the Company has reacted to this unprecedented public health challenge by i) rapidly commissioning a Pandemic Response Team focused on keeping its employees safe and healthy while ensuring the continuity and sustainability of its business; ii) implementing enhanced in-store procedures including increased and frequent cleaning, installation of safety shields, reduction of paper materials and ceasing acceptance of cash or product returns; iii) monitoring store performance, shopping patterns and employee availability on an ongoing basis to optimize operating hours and selectively close stores where required by law or otherwise appropriate to enhance the productivity of the network under the circumstances; iv) temporarily adapting its business model by moving towards exclusively servicing stores through the Spark Fastlane™ “click-and-collect” service that enables customers to order products online for fast pickup and payment in store; and v) offering curbside pick-up and delivery options in Saskatchewan and Ontario. Although the Company has been able to continue to carry on business in all provinces it operates in, if the impact of COVID-19 continues for an extended period, it may materially adversely affect the business operations and future financial results.

See the “Results of Operations” section below for a discussion on the Q2 2021 operating results.

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RESULTS OF OPERATIONS - CONSOLIDATED

The following table sets out the summary consolidated financial information for the periods indicated and have been derived from the Interim Financial Statements.

(in thousands of dollars, except per share amounts)	Thirteen Weeks Ended			Twenty-six Weeks Ended
Statement of Loss and Comprehensive Loss	July 31, 2021 ($)	August 1, 2020 ($)	$ Change % Change	July 31, 2021 ($)	August 1, 2020 ($)	$ Change % Change
Revenue	43,306	28,593	14,713 51%	87,390	51,715	35,675 69%
Cost of goods sold	27,133	18,643	8,490 46%	(54,699)	(34,230)	(20,469) 60%
Gross profit	16,173	9,950	6,223 63%	32,691	17,485	15,206 87%
Expenses
Selling, general and administrative	14,605	9,523	5,082 53%	30,137	19,442	10,695 55%
Depreciation & amortization	4,182	2,987	1,195 40%	8,511	6,012	2,499 42%
Restructuring, impairment and other costs, net	793	-	793 100%	940	4,279	(3,339) -78%
Total Expenses	19,580	12,510	7,070 57%	39,588	29,733	9,855 33%
Loss from operations	(3,407)	(2,560)	(847) -33%	(6,897)	(12,248)	5,351 44%
(Loss) gain on revaluation of derivative liability	25,321	(18,330)	43,651 238%	(28,789)	(14,714)	(14,075) -96%
Finance costs, net	(1,096)	(8,191)	7,095 87%	(4,407)	(14,857)	10,450 70%
Other income (expenses)	24,225	(26,521)	50,746 191%	(33,196)	(29,571)	(3,625) -12%
Total income (loss) before tax	20,818	(29,081)	49,899 172%	(40,093)	(41,819)	1,726 4%
Income taxes, net	(1,368)	-	(1,368) 100%	(2,055)	-	(2,055) 100%
Net and comprehensive income (loss)	19,450	(29,081)	48,531 167%	(42,148)	(41,819)	(329) -1%
Net income (loss) per share, basic	$0.06	($0.18)	$0.24 133%	($0.13)	($0.26)	$0.13 50%
Net income (loss) per share, diluted	$0.02	($0.18)	$0.20 111%	($0.13)	($0.26)	$0.13 50%
Adjusted EBITDA (1)	3,146	1,140	2,006 176%	5,453	(270)	5,723 2120%

(1) Refer to the “Non-IFRS Financial Measures” section for further details and reconciliation to the Company’s IFRS measures.

Overview of Consolidated Results

Revenue

Consolidated revenue for the thirteen weeks ended July 31, 2021 was $43.3 million compared to $28.6 million (August 1, 2020), an increase of $14.7 million (+51%). The increase reflects year over year growth in revenues from retail (+36%), wholesale distribution (+81%) and digital platform (+293%) segments.

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Consolidated revenue for the twenty-six weeks was $87.4 million compared to $51.7 million (August 1, 2020), an increase of $35.7 million (+69%). The increase reflects year over year growth in revenues from retail (+57%), wholesale distribution (+89%) and digital platform (+274%).

Further analysis of revenue is provided in the discussion of results of operating segments below.

Gross Profit

Gross profit for the thirteen weeks ended July 31, 2021 was $16.2 million or 37.3% of the corresponding revenue (August 1, 2020 - $10.0 million or 34.8%). This is an increase of $6.2 million or 63% year over year for the thirteen weeks.

Gross profit for the twenty-six weeks was $32.7 million or 37.4% of the corresponding revenue (August 1, 2020 - $17.5 million or 33.8%). This is an increase of $15.2 million or 87% year over year for the twenty-six weeks ended July 31, 2021.

Further analysis of revenue is provided in the discussion of results of operating segments below.

Selling, General and Administrative (“SG&A”) Expenses

SG&A expenses for the thirteen weeks ended July 31, 2021 were $14.6 million compared to $9.5 million (August 1, 2020), an increase of 53%. The increase was primarily driven by the ongoing ramp up in operating expenses as the Company continues to expand the retail network under four distinct retail banners and expanded warehouse distribution operations to support growth in the wholesale business.

SG&A expenses for the twenty-six weeks ended July 31, 2021 were $30.1 million compared to $19.4 million (August 1, 2020), an increase of 55%. The increase was primarily driven by the ongoing ramp up in operating expenses as the Company continues to expand the retail network under four distinct retail banners and expanded warehouse distribution operations to support growth in the wholesale business.

Further analysis of expenses is provided in the discussion of results of operating segments below.

Depreciation and Amortization

For the thirteen and twenty-six weeks ended July 31, 2021, depreciation and amortization expenses totalled $4.2 million and $8.5 million, respectively (August 1, 2020 – $3.0 million and $6.0 million, respectively). The increase is primarily due to higher depreciation of property, plant and equipment and higher amortization of the right-of-use assets related to leases of a larger retail store network compared to Q1 & Q2 2020. Additionally, amortization of intangibles related to licences from acquired locations that were operational during the current period but did not exist in the prior period also contributed to the increase.

Restructuring, Impairment, and Other costs, Net

For the thirteen and twenty-six weeks ended July 31, 2021, $0.8 million and $0.9 million in restructuring, impairment and other costs were incurred and represented additional severance costs under the Company’s retail store network restructuring plan initiated late Q4 2020 and an identified impairment to ROU lease and leasehold improvement assets for an Ontario retail store location where the Company’s ability to operate or obtain a retail cannabis licence was no longer probable (August 1, 2020 – $Nil and $4.3 million, respectively). Comparative period impairment charges of $4.3 million primarily related to leased locations where the Company’s ability to operate or obtain retail cannabis licences were no longer probable.

Gain (Loss) on Revaluation of Derivative Liability

For the thirteen and twenty-six weeks ended July 31, 2021, the gain (loss) on revaluation of derivative liabilities was a gain of $25.3 million and a loss of $(28.8) million (August 1, 2020 - loss of $(18.3) million and $(14.7) million). The derivatives are related to the conversion option liability for the April 2020 Debentures and ACT Debentures, as well as certain of the ACT Warrants that are categorized as derivative liabilities. The change in values is impacted by conversions, changes in the passage of time, volatility assumptions and the movements in the price of the underlying shares of the Company. These inputs are described in further detail under Note 7 of the Interim Financial Statements. 2707031 is also entitled to certain Top-up Rights under its Amended and Restated Investor Rights Agreement with the Company to acquire additional ACT Warrants which have not been included in the valuation of derivative liabilities as they have not been issued as of the date of this MD&A.

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Decrease in the Company’s share price during Q2 2021 is the predominant cause of the revaluation gain during the thirteen weeks ended July 31, 2021 with 15% decrease from $1.10 at the end of Q1 2021 to $0.93 at the end of Q2 2021. Increase in share price was the predominant driver for the revaluation loss during the thirteen and twenty-six weeks ended August 1, 2020.

Finance Costs, Net

For the thirteen and twenty-six weeks ended July 31, 2021, finance costs totalled $1.1 million and $4.4 million, respectively. (August 1, 2020 – $8.2 million and $14.9 million). The $1.1 million in costs are primarily due to accretion expense of $1.0 million on lease liabilities and interest expense on $4.7 million in convertible debentures principal and loans. The expense has decreased as $53.0 million in principal was converted in March 2021. During the thirteen and twenty-six weeks ended July 31, 2021, finance costs were higher due to higher interest expense on a higher convertible debentures balance with a carrying principal amount ranging from $67.2 million to $56.5 million throughout the period.

Income Taxes

For the thirteen and twenty-six weeks ended July 31, 2021, the Company incurred net income tax expense of $1.4 million and $2.1 million, respectively. (August 1, 2020 – $Nil and a $Nil), primarily due to increased profitability of the Company’s digital platform and wholesale distribution business lines.

Net and Comprehensive Income (Loss)

Net and comprehensive income for the thirteen weeks ended July 31, 2021 was $19.5 million ($0.06 income per share) compared to a net and comprehensive loss of $29.1 million ($0.18 loss per share) for the thirteen weeks ended August 1, 2020. The increase of $48.5 million in net and comprehensive income was principally due to $43.7 million net increase in income on the revaluation of derivative liabilities and a decrease in financing costs of $7.1 million offset by an increase in loss from operations of $0.8 million and income taxes of $1.4 million. The increase in loss from operations of $0.8 million was primarily due to an increase in gross profit of $6.2 million in Q2 2021 offset by higher increases in Q2 2021 in SG&A of $5.1 million, restructuring, impairment, and other costs of $0.8 million and depreciation and amortization charges of $1.2 million.

Net and comprehensive loss for the twenty-six weeks ended July 31, 2021 was $42.1 million ($0.13 loss per share) compared to $41.8 million ($0.26 loss per share) for the twenty-six weeks ended August 1, 2020. The decrease of $0.3 million in net and comprehensive loss for the twenty-six weeks ended July 31, 2021 was principally driven by $14.1 million higher losses due to revaluation of derivative liabilities and an increase in income taxes of $2.1 million offset by lower finance costs of $10.5 million associated with reduced debenture interest expense, and a reduction in loss from operations of $5.4 million. Loss from operations improved from the comparative period due to an increase of $15.2 million in gross profit partially offset by increase in operating expenses of $9.9 million. The current year-to- date operating expenses of $39.6 million include a $10.7 million increase in SG&A primarily related to increase salaries and benefits, professional fees and marketing and promotion given the growth year over year in the number of stores operating.

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RESULTS OF OPERATIONS – REPORTABLE OPERATING SEGMENTS

The Company’s reportable segments, organized based on products and services, are as follows: (1) The retail segment which sells cannabis products and accessories to the adult-use market in provinces where the sale of cannabis by private retailers is legal, and operates under retail banners Fire & Flower™, Friendly Stranger™, Happy Dayz™, and Hotbox™; (2) The wholesale distribution segment which distributes cannabis products and accessories; and (3) The digital platform segment which develops digital experiences and retail analytical insights. The Chief Operating Decision Maker (“CODM”) assesses segment performance based on segment operating income or loss. All segments operate within Canada.

The following tables sets out the summary consolidated financial information of the Company’s reportable segments for the periods indicated and have been derived from the Interim Financial Statements.

Information about reportable segments	Retail		Wholesale distribution		Digital platform		Corporate		Consolidated
Thirteen weeks ended	July 31, 2021 ($)	August 1, 2020 ($)	July 31, 2021 ($)	August 1, 2020 ($)	July 31, 2021 ($)	August 1, 2020 ($)	July 31, 2021 ($)	August 1, 2020 ($)	July 31, 2021 ($)	August 1, 2020 ($)
Segment revenues	31,842	23,358	7,797	4,301	3,667	934	-	-	43,306	28,593
Cost of sales	(20,978)	(15,165)	(6,155)	(3,478)	-	-	-	-	(27,133)	(18,643)
Segment gross profit	10,864	8,193	1,642	823	3,667	934	-	-	16,173	9,950
Selling, general and administrative expenses	(10,503)	(5,703)	(319)	(263)	(1,461)	(1,058)	(2,322)	(2,499)	(14,605)	(9,523)
Depreciation and amortization							(4,182)	(2,987)	(4,182)	(2,987)
Restructuring and impairment costs, net							(793)	-	(793)	-
Segment income (loss) from operations	361	2,490	1,323	560	2,206	(124)	(7,297)	(5,486)	(3,407)	(2,560)
Adjusted EBITDA reconciling items	-	-	-	-	-	-	6,553	3,700	6,553	3,700
Segment Adjusted EBITDA (1)	361	2,490	1,323	560	2,206	(124)	(744)	(1,786)	3,146	1,140
Gross profit - % of net sales (%)	34.1%	35.1%	21.1%	19.1%	100.0%	100.0%			37.3%	34.8%

(1) Refer to the “Non-IFRS Financial Measures” section for further details and reconciliation to the Company’s IFRS measures.

Information about reportable segments	Retail		Wholesale distribution		Digital platform		Corporate		Consolidated
Twenty-six weeks ended	July 31, 2021 ($)	August 1, 2020 ($)	July 31, 2021 ($)	August 1, 2020 ($)	July 31, 2021 ($)	August 1, 2020 ($)	July 31, 2021 ($)	August 1, 2020 ($)	July 31, 2021 ($)	August 1, 2020 ($)
Segment revenues	65,461	41,807	15,425	8,168	6,504	1,740	-	-	87,390	51,715
Cost of sales	(42,375)	(27,678)	(12,324)	(6,552)	-	-	-	-	(54,699)	(34,230)
Segment gross profit	23,086	14,129	3,101	1,616	6,504	1,740	-	-	32,691	17,485
Selling, general and administrative expenses	(20,614)	(11,870)	(762)	(521)	(3,011)	(2,218)	(5,750)	(4,833)	(30,137)	(19,442)
Depreciation and amortization							(8,511)	(6,012)	(8,511)	(6,012)
Restructuring and impairment costs, net							(940)	(4,279)	(940)	(4,279)
Segment income (loss) from operations	2,472	2,259	2,339	1,095	3,493	(478)	(15,201)	(15,124)	(6,897)	(12,248)
Adjusted EBITDA reconciling items	-	-	-	-	-	-	12,350	11,978	12,350	11,978
Segment Adjusted EBITDA (1)	2,472	2,259	2,339	1,095	3,493	(478)	(2,851)	(3,146)	5,453	(270)
Gross profit - % of net sales (%)	35.3%	33.8%	20.1%	19.8%	100.0%	100.0%			37.4%	33.8%

(1) Refer to the “Non-IFRS Financial Measures” section for further details and reconciliation to the Company’s IFRS measures.

Retail Segment

Revenue

Retail revenue for the thirteen weeks ended July 31, 2021, increased 36% to $31.8 million from $23.4 million in the prior year comparative period. The increase was primarily driven by an expanded retail network. The Company had ninety-one (91) stores, including accessory stores and stores operated by the Company pursuant to certain consulting service agreements, in operation at the end of Q2 fiscal 2021 compared to fifty-one (51) stores at the end of Q2 fiscal 2020.

Retail revenue for the twenty-six weeks ended July 31, 2021 increased 57% to $65.5 million from $41.8 million in the prior year comparative period. The increase was primarily driven by the expansion of the retail network. At the initial outset of the COVID-19 pandemic lockdown in mid-March 2020, the Company experienced higher than normal sales. In Ontario, the continued extended lockdowns resulted in reduced foot traffic which affected the ability of newer stores in the network to build local presence and increase customer bases. In early June 2021, the Ontario cannabis market opened up from lockdown allowing for foot traffic into all retail stores.

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Same-store retail sales

Same-store sales is the comparison of sales of stores that are operating during the period relative to the sales generated by those stores in the comparative weeks of the prior period.

The Company had forty-eight (48) stores with operations in the thirteen weeks of July 31, 2021 and August 1, 2020. For the forty-eight (48) stores, same store sales decreased 14% for the thirteen weeks ended July 31, 2021. The decrease in same-store sales is attributable to the surge in new store openings, emergence of deep discount retail competition, and the decline in the average unit retail price of products leading to lower average dollar sales. In Ontario, during Q2 fiscal 2021, the total provincial store count increased by approximately 316 stores or 48% (665 stores as at May 1, 2021 to 981 as at July 31, 2021).

During the twenty-six weeks ended July 31, 2021, same-store sales were relatively flat with an increase of 1.0% compared to the twenty- six weeks ended August 1, 2020. This was primarily due to increased competition in Alberta during the first half of fiscal year 2021, and the comparable Q1 2021 (vs Q1 2020) sales increase was due to higher consumption by consumers during the first part of the COVID-19 lockdown being slightly offset the decrease in Q2 2021 (vs Q2 2020) as described above.

Gross Profit

Gross profit for the thirteen weeks ended July 31, 2021 was $10.9 million or 34.1% of revenue compared to $8.2 million or 35.1% of revenue for the thirteen weeks ended August 1, 2020. Gross profit dollars increased by 33% due to the expanded store network. The gross profit percentage declined due to a lower margin assortment of product sales resulting in increased discounting in the current quarter partially offset by the ongoing traction of higher margin cannabis 2.0 products into the sales mix.

Gross profit for the twenty-six weeks ended July 31, 2021 was $23.1 million or 35.3% of revenue compared to $14.1 million or 33.8% of revenue for the twenty-six weeks ended August 1, 2020. Gross profit dollars increased due to the expanded store network. The gross margin percentage increased due to the addition of higher margin cannabis 2.0 products into the sales mix.

SG&A Expenses

SG&A expenses for the thirteen weeks ended July 31, 2021 was $10.5 million, an increase of $4.8 million compared to the prior year due to higher store counts, resulting in increased salaries and related costs to operate. SG&A expense as a percentage of revenue increased to 33.0% in the current fiscal quarter from 24.4% in the prior year due to higher store counts and increased associated operating costs, including marketing and promotion costs to support 4 retail banners, combined with increased competition in the later half of Q2 fiscal 2021 affecting overall revenue.

SG&A expenses for the twenty-six weeks ended July 31, 2021 was $20.6 million, up from $11.9 million in the prior year. SG&A expense as a percentage of revenue increased to 31.5% in the current fiscal quarter from 28.4% in the prior year due to higher store counts and increased associated operating costs combined with increased competition in the later half of Q2 fiscal 2021 affecting overall revenue.

Segment Adjusted EBITDA

Retail Adjusted EBITDA for the thirteen weeks ended July 31, 2021 decreased to $0.4 million from $2.5 million in the prior year comparable period. The decrease reflects increased gross profit dollars being offset by higher SG&A expenses. As a result, Adjusted EBITDA margin decreased to 1% from 11% in the prior year.

Retail Adjusted EBITDA for the twenty-six weeks ended July 31, 2021 increased to $2.5 million from $2.3 million in the prior year comparable period. The increase reflects increased gross profit dollars offset by SG&A expenses and increased competition in the later half of Q2 fiscal 2021. As a result, Adjusted EBITDA margin decreased to 3.8% from 5.4% in the prior year.

Wholesale Distribution Segment

Revenue

Wholesale distribution revenue in Q2 2021 increased $3.5 million or 81.3% compared to Q2 2020, as growth in the Saskatchewan market continues to open up with new retailers sourcing inventory from Open Fields, incremental business from existing customers and growth of cannabis 2.0 products. Revenue increased $0.2 million or 2.2% sequentially from Q1 2021. Improved supply from key distribution partners, new vendor partnerships, and growth in the legalized cannabis market were key drivers of this improvement.

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Wholesale distribution revenue for the twenty-six weeks ended July 31, 2021 was $15.4 million (August 1, 2020 – $8.2 million). Improved supply from key distribution partners, new vendor partnerships, and conversion from legacy market were key drivers of this improvement.

Gross Profit

Wholesale gross profit for the thirteen weeks ended July 31, 2021 was $1.6 million or 21.1% of revenue compared to $0.8 million or 19.1% of revenue for the thirteen weeks ended August 1, 2020. Gross profit dollars increased as a result of higher revenue, combined with a higher gross profit percentage increased due to the easing of competitive wholesale pricing pressures while the Company increased overall margin contribution dollars.

Gross profit dollars increased $0.2 million from Q1 2021, with gross profit percentage increasing 2.0%. In Q2 2021, easing of competitive pricing pressures from key distribution partners, other wholesale competition, and level vendor support in Q2 2021 contributed to the increase in gross profit percentage.

Wholesale gross profit for the twenty-six weeks ended July 31, 2021 was $3.1 million or 20.1% of revenue compared to $1.6 million or 19.8% of revenue for the twenty-six weeks ended August 1, 2020. Gross profit dollars and percentage increased as a result of improved selection of products at competitive pricing from key distribution partners and the continued growth of cannabis 2.0 products and legacy categories.

SG&A Expenses

SG&A expenses for the thirteen weeks ended July 31, 2021 remained flat at $0.3 million compared to $0.3 million for the thirteen weeks ended August 1, 2020. SG&A expense as a percentage of revenue decreased to 4.1% in the current fiscal quarter from 6.1% in the prior year primarily as the wholesale distribution business has expanded in volume and overall total revenue.

SG&A expenses for the twenty-six weeks ended July 31, 2021 increased to $0.8 million from $0.5 million in the prior year. SG&A expense as a percentage of revenue decreased to 4.9% in the current fiscal quarter from 6.4% in the prior year as the wholesale distribution business has significantly expanded in volume while the overall corporate overhead in the SG&A allocation has been updated to better reflect how the Company services its customers and markets.

Segment Adjusted EBITDA

Wholesale Adjusted EBITDA for the thirteen weeks ended July 31, 2021 increased to $1.3 million from $0.6 million in the prior year comparable period. The increase reflects increased gross profit dollars being offset by a smaller proportional increase in SG&A expenses. As a result, the Adjusted EBITDA margin increased to 17.0% from 13.0% in the prior year due to the corporate allocation of SG&A as described above.

Wholesale Adjusted EBITDA for the twenty-six weeks ended July 31, 2021 increased to $2.3 million from $1.1 million in the prior year comparable period. The increase reflects increased gross profit dollars due to higher revenue being offset by a smaller proportional increase in SG&A expenses. As a result, Adjusted EBITDA margin increased to 15.2% from 13.4% in the prior year.

Digital Platform Segment

Revenue

Digital platform revenue increased $2.7 million or 293% compared to Q2 2020 as the Company continues to monetize the Hifyre™ Digital Retail and Analytics Platform. Digital platform revenue increased $0.8 million sequentially from $2.8 million at Q1 2021 to $3.7 million at Q2 2021 due to increased digital platform subscriptions.

Digital platform revenue for the twenty-six weeks ended July 31, 2021 was $6.5 million (August 1, 2020 – $1.7 million). The increase of $4.8 million is a result of increased digital platform subscriptions and recurring monthly services to external clients, which increased in the second quarter.

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SG&A Expenses

SG&A expenses for the thirteen weeks ended July 31, 2021 increased to $1.5 million from $1.1 million in the prior year. SG&A expense as a percentage of revenue decreased to 39.8% in the current fiscal quarter from 113.3% in the prior year as the digital platform has expanded overall revenue from $1.0 million to $3.7 million.

SG&A expenses for the twenty-six weeks ended July 31, 2021 increased to $3.0 million from $2.2 million in the prior year. SG&A expense as a percentage of revenue decreased to 46.3% in the current fiscal quarter from 127.5% in the prior year as digital platform has increased digital subscriptions and recurring monthly services to external clients while managing SG&A expenses.

Segment Adjusted EBITDA

Digital Platform Adjusted EBITDA for the thirteen weeks ended July 31, 2021 increased to a positive $2.2 million from a negative $0.1 million in the prior year comparable period. The increase reflects increased gross profit dollars and lower SG&A expenses year over year as a percentage of revenue as the overall corporate overhead in the SG&A allocation has been updated to better reflect how the Company services its customers and markets. As a result, the Adjusted EBITDA margin increased to 60.2% from a negative 111.9% in the prior year.

Digital Platform Adjusted EBITDA for the twenty-six weeks ended July 31, 2021 increased to a positive $3.5 million from a negative $0.5 million in the prior year comparable period. The increase reflects increased gross profit dollars not being offset by the increased SG&A expenses year over year due to the overall corporate overhead in the SG&A allocation has been updated to better reflect how the Company services its customers and markets. As a result, Adjusted EBITDA margin increased to 53.7% from a negative 127.5% in the prior year.

Corporate

The Corporate segment results are comprised of the incremental cost of corporate overhead in excess of the amounts allocated to Retail, Wholesale Distribution and Digital Platform segments.

SG&A expenses for the thirteen and twenty-six weeks ended July 31, 2021 were $2.3 million and $5.8 million, respectively (August 1, 2020 - $2.5 million and $4.8 million, respectively). The increase in current year-to-date expenses is due primarily to increased headcount to support the Company’s ongoing expansion strategy across retail, which now include four retail banners, and digital business, and increased spending on public relations advisory fees, legal and audit fees, and employee recruitment fees.

NON-IFRS FINANCIAL MEASURES

The Company’s “Adjusted EBITDA” is a Non-IFRS metric used by management that does not have any standardized meaning prescribed by IFRS and may not be fully comparable to similar measures presented by other companies. Management defines Adjusted EBITDA as the income (loss) for the period, as reported, before income taxes and other expense (income) items such as finance costs, finance income, gains and losses related to derivative liability revaluations and debt extinguishments, and adjusted for share-based compensation, depreciation and amortization, impairment expense, impairment of right-of-use (“ROU”) assets net of lease liabilities remeasurement, restructuring charges, acquisition and business development activities, and professional fees associated with financing activities.

The above measure is different from the Adjusted EBITDA measure disclosed in periods prior to Q1 2021, where the Company previously included lease liability cash payments as disclosed in accordance with IFRS 16 “Leases” accounting standards. The updated measure reflects the Company’s new approach to analyzing the consolidated operating performance across the business lines. The Company believes the updated definition is a more useful measure to assess performance as it provides meaningful operating results and facilitates period-to-period operating comparisons. We caution readers that Adjusted EBITDA should not be substituted for determining net income (loss) as an indicator of operating results, or as a substitute for cash flows from operating activities.

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A reconciliation of net income (loss) to Adjusted EBITDA is presented below:

	Thirteen Weeks ended		Twenty-six Weeks ended
(in thousands of dollars)	July 31, 2021 ($)	August 1, 2020 ($)	July 31, 2021 ($)	August 1, 2020 ($)
Net and comprehensive income (loss) – as reported	19,450	(29,081)	(42,148)	(41,819)
(Gain) Loss on revaluation of derivative liability	(25,321)	18,330	28,789	14,714
Finance costs, net	1,096	8,191	4,407	14,857
Income taxes, net	1,368	-	2,055	-
Share-based compensation	1,319	711	1,851	1,409
Acquisition and business development costs	237	2	648	186
Professional fees related to financing activities	22	-	400	92
Depreciation & amortization	4,182	2,987	8,511	6,012
Restructuring, impairment and other costs, net	793	-	940	4,279
Adjusted EBITDA	3,146	1,140	5,453	(270)

Lease liability cash payments during the thirteen and twenty-six weeks ended July 31, 2021 were $2.1 million and $4.3 million, respectively (August 1, 2020: $1.4 million and $2.7 million, respectively).

STATEMENT OF FINANCIAL POSITION

Statement of Financial Position Information (in thousands of dollars)	As at July 31, 2021	As at January 30, 2021

Cash and cash equivalents	29,275	30,613
Restricted cash	3,948	4,254
Trade and other receivables	11,222	6,248
Merchandise inventories	14,462	9,838
Deposits and other assets	6,033	6,138
Property, plant and equipment	47,685	43,355
Right-of-use assets	41,803	40,500
Intangible assets	57,194	58,570
Other assets	14,232	13,866
Total assets	225,854	213,382

Accounts payable and accrued liabilities	25,382	22,086
Debentures, loans and derivative liability	26,478	99,972
Lease liabilities	47,869	45,906
Deferred tax liability	4,964	5,451
Provisions and other liabilities	3,413	4,292
Total liabilities	108,106	177,707

Shareholders’ equity	117,748	35,675

As at July 31, 2021, the Company had total assets of $225.9 million, an increase of $12.5 million compared to $213.4 million at the end of January 30, 2021. The increase in total assets was primarily due to an increase in merchandise inventory of $4.6 million to support the operations of an expanded retail network, increase in trade and other receivables of $5.0 million due to timing of collection of trade receivables, and an increase of $4.3 million in property, plant and equipment due to store acquisitions, offset by a $1.3 million reduction in cash and cash equivalents as described under the “Liquidity and Capital Resources” section below.

As at July 31, 2021, the Company had total liabilities of $108.1 million, a decrease of $69.6 million compared to $177.7 million at the end of January 30, 2021. The decrease in total liabilities was primarily due to the conversion and settlement of $53.0 million in principal amounts of convertible debentures as well as loans and derivative liability which resulted in a net reduction of $73.5 million in carrying value from Q4 2020. There was $3.3 million increase in accounts payable and accrued liabilities, primarily due to increased capital expenditures and operating expenses associated with the ongoing expansion of the retail network.

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As at July 31, 2021, shareholders’ equity was $117.7 million, an increase of $82.0 million compared to $35.7 million at the end of January 30, 2021. Shareholders’ equity increased primarily due to the conversion and settlement of convertible debentures and derivative liability with a carrying value totalling $110.3 million, $7.6 million in net proceeds on the ATM offering, $1.6 million in interest paid in Common Shares, offset by $42.1 million increase of the accumulated deficit, which now stands at $193.3 million.

LIQUIDITY AND CAPITAL RESOURCES

The Company believes it has sufficient liquidity to support continued operations, meet its short-term liabilities and commitments as they become due.

As at July 31, 2021, cash and short-term investments was $29.3 million (January 30, 2021: $30.6 million). At July 31, 2021, the Company had positive working capital (current assets less current liabilities) of $29.0 million (January 30, 2021 – positive $25.0 million).

On February 11, 2021, the Company completed the ATM Program for net proceeds of $7.6 million in additional funding received in Q1 fiscal 2021 and a cumulative $14.7 million under the program.

During Q1 fiscal 2021, the Company converted $23.6 million and $29.4 million in principal of the ACT Debentures and the April 2020 Debentures, respectively. As of the date of this MD&A, $2.4 million in convertible debenture principal remains outstanding. The conversions resulted in the settlement of the Company’s material debenture obligations in Q1 fiscal 2021.

As at July 31, 2021, the Company has $2.3 million outstanding under a term loan facility with ATB Financial and corresponding cash collateral of $3.9 million (January 30, 2021: $2.4 million, with $4.3 million cash collateral). The Company has access to a $5.0 million revolving facility with ATB Financial, which is subject to an “accordion” option to increase the revolving facility by an additional $5.0 million, subject to ATB Financial’s consent and certain other customary conditions. As of July 31, 2021, the revolving facility had not been drawn on. The term loan facility is subject to quarterly financial ratio covenants and with which the Company was in compliance at July 31, 2021.

Growth is planned in provinces that do or will permit the sale of recreational cannabis by independent retailers. The Company also requires the necessary real estate for locations and has secured a majority of the leases it requires to achieve its growth for additional stores and the Company believes it has the ability to secure additional leases where required. The Company estimates that developing leases into an operating store may require capital expenditures of $0.3 million to $0.5 million depending on the size, condition and other factors related to the leased location. Such expenditures include leasehold improvements, furniture and fixtures, signage and displays and computers and equipment. As of July 31, 2021, the Company had eighteen (18) locations in various stages of construction, with capital and operational expenditures of approximately $7.7 million remaining. Furthermore, such growth is dependent on the ability to secure licensing from the applicable regulatory authorities.

The Company’s expansion plans are subject to additional financing, appropriate lease arrangements for each potential retail location and required approvals from the applicable regulatory authorities in each of the provinces (and municipalities) in which the Company plans to open retail cannabis locations. As well, certain provincial and municipal regulatory authorities have limited the number and location of retail cannabis licences available for issuance and this may prohibit the Company from achieving its expansion goals.

These future funding requirements may be met in several ways including, but not limited to, a combination of equity financings, debt financings and other capital markets alternatives. If the Company is not able to obtain adequate financing, enter into appropriate lease arrangements or obtain applicable regulatory approvals/licences to meet its expansion plans, the Company will scale back its expansion plans accordingly.

The Company recently completed financings with respect to the ATM Program, April 2020 Debentures, term loan and facilities arrangement, and warrant proceeds from the investments, demonstrate the Company’s ability to raise financing and manage capital to support growth of the business and continue the expansion of the retail network into new markets as they emerge.

As at July 31, 2021 and as of the date of this MD&A, management believes that the Company has sufficient funds to meet its obligations and planned expenditures for the ensuing twelve months as they fall due. While management has been successful in securing financing in the past, there can be no assurance that additional debt or equity financing will be available (including funds from the exercise of any securities issued to ACT) to meet the Company’s requirements or, if available, on favorable terms, and there can be no assurance that the Company will be able to enter into appropriate lease arrangements or receive the applicable regulatory approvals to meet its expansion goals.

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Cash Flow Statement

Sources and Uses of Cash	Thirteen Weeks Ended		Twenty-six Weeks Ended
(in thousands of dollars)	July 31, 2021 ($)	August 1, 2020 ($)	July 31, 2021 ($)	August 1, 2020 ($)
Cash provided from (used in) operations prior to changes in working capital	1,613	1,164	2,335	(610)
Changes in non-cash working capital	(8,906)	(2,726)	(9,576)	6,082
Cash (used in) provided by operating activities	(7,293)	(1,562)	(7,241)	5,472
Cash provided (used in) by financing activities	7,588	(24,583)	13,227	(5,996)
Cash used in investing activities	(3,764)	(2,473)	(7,324)	(2,336)
Decrease in cash and cash equivalents	(3,469)	(28,618)	(1,338)	(2,860)

Operating Activities

For the thirteen and twenty-six weeks ended July 31, 2021, cash used in operating activities was $7.3 million and $7.2 million respectively (August 1, 2020 - $1.6 million used in and $5.5 million provided by, respectively), and cash provided from operating activities before changes in non-cash working capital was $1.6 million and $2.3 million (August 1, 2020 - $1.2 million provided by and $0.6 million used). Operating activities were affected by the net change in non-cash working capital of negative $8.9 million and $9.6 million, respectively (August 1, 2020 - negative $2.7 million and positive $6.1 million) due to the following activity in the twenty-six weeks ended July 31, 2021:

●	trade and other receivables increased by $5.0 million (August 1, 2020 - $0.2 million increase) primarily due to increases in revenue from the wholesale business and timing of collections;
●	an increase in inventory of $4.6 million (August 1, 2020 - $2.4 million increase) as the Company increases its retail network and services the increasing demand in its wholesale operations;
●	a increase in accounts payable and accrued liabilities of $2.6 million (August 1, 2020 - $6.0 million increase) due to the timing of payments and expanded business operations and income tax payments totalling $2.1 million;
●	a decrease in prepaids and deposits of $0.7 million (August 1, 2020 - $2.8 million decrease) primarily due to prepaid occupancy costs paid on the first of the calendar month; and
●	an increase in deferred revenue of $0.1 million due to the timing and recognition of digital platform revenue (August 1, 2020 - $0.2 million increase).

Financing Activities

For the twenty-six weeks ended July 31, 2021, cash provided by financing activities was $13.2 million, which was primarily driven by $7.6 million net proceeds from the ATM Program and $9.8 million from the exercise of warrants and options, partially offset by lease liability cash outflows of $4.3 million.

Investing Activities

For the twenty-six weeks ended July 31, 2021, total cash used in investing activities was $7.3 million, and was primarily due to $6.7 million of cash used to acquire property, plant and equipment and intangible assets.

Contingencies

The Company is involved in certain claims and litigation on matters related to employment, business transactions and lease arrangements. The Company views these as routine litigation matters that the Company is expected to be involved with in the normal course of business. Outcomes of these matters are uncertain, and therefore there can be no assurance that such matters will be resolved in the Company’s favour.

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On April 28, 2021, the Company was served with a Notice of Civil Claim in the Supreme Court of British Columbia by Flora (Dawson Creek) enterprises Inc., Flora (Prince George) Enterprises Inc. and Tridelion Enterprises Inc., as plaintiffs, with respect to four asset purchase agreements for cannabis retail store locations in Kamloops, Vernon, Prince George and Quesnel, British Columbia which the parties agreed to terminate on April 6, 2020. The claim alleges breach by FFI of the asset purchase agreements and seeks an undefined amount of damages, a portion of which includes claims for the remainder of the purchase price under the terminated asset purchase agreements related to such cannabis retail stores, totalling $8.1 million. The Company intends to vigorously defend itself against the claims made by the plaintiffs. As of July 31, 2021, the Company has not recorded any amount related to this contingency.

SUMMARY OF QUARTERLY RESULTS

The following table sets out certain selected financial information for the eight fiscal quarters:

Fiscal Quarter Ended (in thousands of dollars, except per share amounts)
	July 31, 2021	May 1, 2021	January 30, 2021	October 31, 2020	August 1, 2020	May 2, 2020	February 1, 2020	November 2, 2019
Total Revenue	$43,306	$44,084	$43,219	$33,119	$28,593	$23,122	$16,788	$13,700
Net and Comprehensive Income / (Loss)	$19,450	($61,598)	($11,417)	($25,723)	($29,081)	($12,738)	($22,288)	$10,207
Net Income / (Loss) Per Share – Basic(1)	$0.06	($0.21)	($0.05)	($0.15)	($0.18)	($0.08)	($0.16)	$0.08
Net Income / (Loss) Per Share - Diluted(1)	$0.02	($0.21)	($0.05)	($0.15)	($0.18)	($0.08)	($0.16)	$0.07
Adjusted EBITDA (2)	$3,146	$2,307	$3,455	$1,969	$1,140	($1,410)	($2,672)	($2,863)

(1)	Quarterly earnings per share are not additive and may not equal the annual earnings per share reported. This is due to the effect of stock issued, cancelled, or repurchased during the year on the basic and diluted weighted average number of common shares outstanding together with the effects of rounding.

(2)	Adjusted EBITDA for prior fiscal quarters differ from amounts disclosed in prior periods due to an update in measurement as described under “Non-IFRS Financial Measures”.

The Company has incurred operational losses over the last eight quarters as it implements and executes its strategy of becoming a successful cannabis retailer. The results of this strategy and continued growth of operations have resulted in five consecutive quarters yielding positive Adjusted EBITDA and reduced loss from operations. Net income or losses are also subject to the changes in the fair values and interest expense incurred on the Company’s convertible debentures and derivative liabilities. These changes are a function of market price and estimate of the Company’s share price volatility. These are further described under “Statement of Financial Position” and “Results of Operations”.

With respect to operations, the results have varied between these fiscal quarters principally because of, (i) the evolution of the legalization of the adult-use cannabis market, (ii) the seasonal nature of the cannabis retail business, (iii) increased marketing and branding expenses related to building and growing the Company’s brands, (iv) professional and consulting fees supporting acquisitions and business development activities, (v) share-based compensation expenses increasing as stock options vest, (vi) increased salaries and wages as the organization grows and enters into commercialization and operation of its retail stores, (vii) restructuring costs, (viii) impairment charges and (ix) debt and financing costs to support the expansion of the Company’s retail platform. It is anticipated that certain costs are non-recurring and/or will normalize over time.

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OUTSTANDING SHARE DATA

As at September 10, 2021, the Company had 343,909,486 Common Shares issued and outstanding.

As at September 10, 2021, the Company had the following securities outstanding, which are exercisable for Common Shares:

Securities Outstanding	Number of Securities	Weighted Average Exercise/ Conversion Price
Convertible ACT Debentures	$2,407,415 principal amount	$0.90
Stock Options	18,426,676	$0.96
Restricted Share Units	851,833	N/A
ACT Warrants (1)	200,566,330	variable

(1)	The conversion / exercise price for these instruments are variable and not disclosed on a weighted average basis. See the 2020 AIF for terms of these instruments. Additional ACT Warrants may be issued pursuant to certain Top-up Rights (as defined in the Amended and Restated Investor Rights Agreement between the Company and ACT) to ensure that ACT holds a number of ACT Warrants that may result in ACT holding 50.1% of the issued and outstanding Common Shares if the principal amount of ACT Debentures, ACT Warrants and Top-up Rights are converted and exercised, respectively, in full.

On June 1, 2021 the Company released 4,317,583 Common Shares from escrow to the former equity holders of Friendly Stranger, in final satisfaction of the consideration issued in connection with the acquisition of Friendly Stranger. Concurrently therewith, 536,786 Common Shares were cancelled and returned to the Company upon finalization of post-closing adjustments.

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this MD&A, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

SUBSEQUENT EVENTS

Subsequent events are described under “Q2 2021 and Recent Highlights” and relate to the following transactions/events that occurred after the fiscal period ended July 31, 2021:

●	Asset purchase agreement entered into with Wikileaf for certain digital assets and intellectual property.
●	Share purchase agreement entered into with PGED Corp., operator of PotGuide.com.

RELATED PARTY TRANSACTIONS

The remuneration of directors and key management personnel during the twenty-six weeks ended July 31, 2021, is set out below:

	Twenty-six Weeks Ended
(in thousands of dollars)	July 31, 2021 ($)	August 1, 2020 ($)
Consulting fees, salaries and benefits – key management	1,910	701
Director fees	228	228
Share based payments - key management and directors (1)	349	504
	2,487	1,433

(1)	Excludes deferred bonus compensation (cash bonuses earned and yet to be paid out), which totalled $0.3 million as at July 31, 2021 (January 30, 2021: $0.6 million). As at July 31, 2021, the non-current portion of bonus payable totalled $Nil (January 30, 2021: $0.3 million).

During the twenty-six weeks ended July 31, 2021, a total of 1,612,075 stock options were granted to the Company’s officers and directors (August 1, 2020: 1,050,000), with an exercise price of $1.23 (August 1, 2020: $0.58 -$0.60), and maturity date of March 23, 2027 to April 29, 2027 (August 1, 2020: April 29, 2024).

During the thirteen and twenty-six weeks ended July 31, 2021, the following transactions occurred with ACT:

●	$23.6 million in convertible debenture conversions and $0.5 million of coupon interest settlement.
●	exercised 10,505,779 warrants and the Company received gross proceeds of $9.8 million (August 1, 2020: $Nil);

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●	Sub-lease rental and management fee charges of $0.1 million and $0.1 million, respectively, were incurred for certain retail locations where the Company has sub-lease arrangements with ACT (August 1, 2020: $Nil and $Nil, respectively).

As at July 31, 2021, $0.4 million of capital expenditure charges remain payable to ACT (January 30, 2021: $0.4 million).

Debenture related transactions with ACT are described under “Overview of the Company” and “Q2 2021 and Recent Highlights”.

As at July 31, 2021, Millstone Investment Limited Partnership, a private company controlled by the Chief Executive Officer, held an approximate 10% interest in Fire & Flower U.S. Holdings Inc., which has entered into a licensing agreement and purchase option agreement with the Company as described under “Q2 2021 and Recent Highlights – Acquisitions”.

SIGNIFICANT ACCOUNTING POLICIES, CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

A summary of significant accounting policies applied is included in Note 2 of the Interim Financial Statements, including recent accounting pronouncements of significance or potential significance and management’s evaluation of impact and implementation progress. The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

The preparation of the Financial Statements in accordance with IFRS requires the Company to make judgments in applying its accounting policies, estimates and assumptions about the future. These judgments, estimates and assumptions affect the reported amounts of assets, liabilities, revenues and other items in net operating earnings or loss and the related disclosure of contingent assets and liabilities included in the Financial Statements. The Company evaluates its estimates on an ongoing basis. The estimates are based on historical experience and on various other assumptions that the Company believes are reasonable under the circumstances. These estimates form the basis for making judgments about the carrying value of assets and liabilities and the reported amounts of revenues and other items. Actual results may differ from these estimates under different assumptions or conditions.

Significant judgments and estimates made by management in the preparation of the Company’s financial information are listed below and are more fully described in Note 6 of the 2020 Annual Financial Statements and Note 2 of the Interim Financial Statements:

●	Unobservable inputs used in the estimation of fair value of convertible debentures and warrants financial instruments;
●	Determination of acquisition date fair values for business combinations;
●	Recoverable amounts and impairment assessments of goodwill, intangible assets, PP&E and lease ROU assets; and
●	Lease liability related estimates for expected lease term and incremental borrowing rate.

FINANCIAL INSTRUMENTS

See Note 12 of the Interim Financial Statements and Note 20 of the 2020 Annual Financial Statements for a discussion of the Company’s financial instruments and risk management.

INTERNAL CONTROLS

In accordance with National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) of the Canadian Securities Administrators, the Company issues a “Certification of Annual Filings.” This Certification requires certifying officers to certify, among other things, that they are responsible for establishing and maintaining Disclosure Controls and Procedures (“DC&P”) and Internal Controls over Financial Reporting (“ICFR”) as those terms are defined in NI 52-109. The control framework used to design the Company’s ICFR is based on the framework established in Internal Control - Integrated Framework (2013) by the Committee of Sponsoring Organizations of the Treadway Commission.

The Company’s ICFR are designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. There have been no changes in the Company’s ICFR during the thirteen weeks ended July 31, 2021, that have materially affected, or are reasonably likely to materially affect, its ICFR.

The Company’s DC&P have been designed to provide reasonable assurance that material information required to be disclosed by the Company is accumulated and communicated to senior management as appropriate to allow timely decisions regarding issuing disclosures as required under applicable regulations.

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The Company’s ICFR and DC&P, no matter how well designed, can have inherent limitations that may not prevent or detect all misstatements and can provide only reasonable assurance that the objectives of the control systems are met.

RISKS AND UNCERTAINTIES

The Company is subject to a number of risks which may impair the Company’s business operations and its operating results and as a result could materially impact its business, results of operations, prospects and financial conditions. A detailed description of the risk factors associated with the Company and its business is contained in the Company’s 2020 AIF and MD&A for the fifty-two weeks ended January 30, 2021, which are available on the Company’s profile on SEDAR at www.sedar.com.

OUTLOOK

The COVID-19 pandemic has generated both opportunities and challenges for organizations globally, including the Company. In Q2 2021, under continuing COVID-19 restrictions, the Company has been able to continue operating in all of its business lines with minimal disruption. With respect to its retail operations, the Company was able to quickly adapt its business model in ways that protect public health and adopt new methods of servicing its customers such as Spark Fastlane™, online payment, and where permissible under applicable regulations, curbside pick-up and Spark Rapid Delivery services in certain jurisdictions prior to the pandemic. This is a very positive step in the Company’s ability to compete with the incumbent illegal, unregulated market which poses an additional threat to public health during this pandemic.

As a result, of these actions, the Company to date has more than 310,000 Spark Perks™ members. The Spark Perks™ program collects data on consumer purchase behaviors to help the Company better understand the preferences of its customers and is also a robust, Cannabis Act compliant marketing platform which drives customer engagement and offers a tailored experience. This proprietary Retail 2.0 platform provides Fire & Flower’s customers with a convenient, personalized & curated shopping experience, whether online or in- store and has been proven as having the ability to rapidly adapt to changing economic, social and regulatory conditions as customer service models evolve. Leveraging powerful predictive analytics, Fire & Flower and our suppliers can ensure the right products are in the right location to meet customer demand and thereby drive sales and profitability for the Company.

The Company’s Open Fields distribution and wholesale operations continues to be a high performer and sets the Province of Saskatchewan as a testing-ground for private wholesaling and distribution. As the Province continues to open up the cannabis retail market, additional revenue opportunities through sales to external accounts are created, and Open Fields is poised to benefit. Additionally, the Company sees greater margins in the province of Saskatchewan as it is able to capture both wholesale and retail margins.

The Hifyre™ Digital Retail and Analytics Platform prepared the Company to rapidly deploy innovative business solutions before and during the current public health crisis. Hifyre also generates external revenue, and beyond the incumbent licensed producer customers, other customers include marketing, finance and market research groups seeking usable data and analysis. Additionally, the Hifyre™ Digital Retail and Analytics Platform is a white-label Software-as-a-service (SaaS) retail platform that is licensed to regulated cannabis retailers in emerging international markets. Through strategic software alliances the Hifyre™ Digital Retail and Analytics Platform provides a data-driven, shop-in-a-box rollout for retailers.

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